EXHIBIT 99.1

Internet Gold Reports Financial Results For The Second Quarter of 2013

-  Unconsolidated cash and cash equivalents totaled NIS 291 million ($ 80 million) -

Ramat Gan, Israel – August 5, 2013 – Internet Gold – Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD) today reported its financial results for the second quarter ended June 30, 2013.

Bezeq’s results: For the second quarter of 2013, the Bezeq Group reported revenues of NIS 2.4 billion ($ 650 million) and operating profit of NIS 744 million ($ 206 million). Bezeq’s EBITDA for the second quarter totaled NIS 1.1 billion ($ 296 million), representing an EBITDA margin of 46%. Net income for the period attributable to the shareholders of Bezeq totaled NIS 473 million ($ 131 million). Bezeq's cash flow from operating activities during the period totaled NIS 1.1 billion ($ 305 million).

Cash Position: As of June 30, 2013, Internet Gold’s unconsolidated cash and cash equivalents totaled NIS 291 million ($ 80 million), its unconsolidated gross debt was NIS 1 billion ($ 291 million) and its unconsolidated net debt was NIS 762 million ($ 211 million).

Internet Gold's Unconsolidated Balance Sheet Data*

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30,	June 30,	June 30,	December 31,
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Short term liabilities	147	41	149	138
Long term liabilities	906	250	1,012	895
Total liabilities	1,053	291	1,161	1,033
Cash and cash equivalents	291	80	322	179
Total net debt	762	211	839	854

* Does not include the balance sheet of B Communications.

Dividend from Bezeq: On May 13, 2013, Internet Gold's subsidiary, B Communications Ltd., received two dividend payments from Bezeq which together totaled NIS 421 million ($ 116 million). These dividend payments included a current dividend of NIS 266 million ($ 73 million), representing B Communications’ share of Bezeq’s net profit for the second half of 2012, and a special dividend of NIS 155 million ($ 43 million), representing B Communications’ share of the fifth installment of six special dividend payments declared by Bezeq and approved by its shareholders in 2011.

Internet Gold’s Second Quarter Financial Results

Internet Gold's consolidated revenues for the second quarter of 2013 were NIS 2.4 billion ($ 650 million), a 9.4% decrease compared with NIS 2.6 billion reported in the second quarter of 2012. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

During the second quarter of 2013, B Communications recorded net amortization expenses related to its Bezeq purchase price allocation (“Bezeq PPA”) of NIS 157 million ($ 43 million) in its consolidated financial statements. From April 14, 2010, the date of the acquisition of its interest in Bezeq, until June 30, 2013, B Communications has amortized approximately 55% of the total Bezeq PPA. The Bezeq PPA amortization expense is a non-cash expense that is subject to adjustment. If, for any reason, B Communications finds it necessary or appropriate to make adjustments to amounts already expensed, it may result in significant changes to its audited financial reports, as well as to future financial statements.

Internet Gold’s financial expenses, net: Internet Gold’s unconsolidated net financial expenses for the second quarter of 2013 were NIS 18 million ($ 5 million). These expenses consisted primarily of expenses related to its publicly-traded debentures, which totaled NIS 19 million ($ 5 million).

Internet Gold's net income attributable to shareholders for the second quarter of 2013 totaled NIS 8 million ($ 2 million), compared to a net loss of NIS 95 million in the second quarter of 2012.

Internet Gold’s Unconsolidated Financial Results

In millions		Convenience
		translation into
		U.S. dollars
		(Note A)
	Three-month	Three-month	Three-month
	period ended	period ended	period ended	Year ended
	June 30,	June 30,	June 30,	December 31,
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Revenues	-	-	-	-
Financial expenses	(18)	(5)	(31)	(60)
Other expenses	(1)	-	(1)	(14)
Interest in BCOM's net income (loss)	27	7	(63)	37
Net income (loss)	8	2	(95)	(37)

Comments of Management

Commenting on the results, Doron Turgeman, CEO of Internet Gold said, “During the quarter we improved our liquidity by our sale of 12% of B Communications Ltd.’s Ordinary Shares for NIS 125 million.  Based on our current work plan, we believe our cash balances will be sufficient to service our debt until the end of 2015. Our base asset, Bezeq, has strengthened in the recent period and with a long-term perspective, we believe that we will benefit from its future upside value. Looking forward we will continue our efforts to strengthen our financial stability and liquidity with the goal of improving our financial position.”

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the second quarter ended June 30, 2013. For a full discussion of Bezeq’s results for the second quarter of 2013, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q2 2013	Q2 2012	% change
	(NIS millions)
Revenues	2,351	2,595	(9.4)%
Operating profit	744	746	(0.3)%
EBITDA	1,070	1,104	(3.1)%
EBITDA margin	45.5%	42.5%
Net profit attributable to Bezeq shareholders	473	415	14.0%
Diluted EPS (NIS)	0.17	0.15	13.3%
Cash flow from operating activities	1,102	990	11.3%
Payments for investments, net	178	360	(50.6)%
Free cash flow 1	924	630	46.7%
Net debt/EBITDA (end of period) 2	1.83	1.69
Net debt/shareholders' equity (end of period)	3.09	3.07

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.
2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the second quarter of 2013 amounted to NIS 2.35 billion ($ 650 million) compared with NIS 2.60 billion in the corresponding quarter of 2012, a decrease of 9.4%. The reduction in the Bezeq Group revenues was primarily due to a decrease in revenues from the cellular segment revenues.

The Bezeq Group's focused policy of initiating streamlining and efficiency measures in all segments, both in salaries and in general operating expenses moderated the decline in EBITDA.  The decrease in depreciation expenses and the reduction in financing expenses contributed to the stability of operating profit and the increase in net profit.

Operating profit of the Bezeq Group in the second quarter of 2013 amounted to NIS 744 million ($ 206 million) compared with NIS 746 million in the corresponding quarter of 2012, a decrease of 0.3%.

Earnings before interest, taxes, depreciation and amortization (EBITDA) of the Bezeq Group in the second quarter of 2013 amounted to NIS 1.07 billion ($ 296 million) (EBITDA margin of 45.5%) compared with NIS 1.10 billion (EBITDA margin of 42.5%) in the corresponding quarter of 2012, a decrease of 3.1%.

Net profit attributable to Bezeq shareholders amounted to NIS 473 million ($ 131 million) compared with NIS 415 million in the corresponding quarter of 2012, an increase of 14.0%.

The second quarter results again show record levels of free cash flow. Cash flow from operating activities of the Bezeq Group in the second quarter of 2013 amounted to NIS 1.10 billion ($ 305 million) compared with NIS 990 million in the corresponding quarter of 2012, an increase of 11.3%. Free cash flow in the second quarter of 2013 amounted to NIS 924 million ($ 255 million) compared with NIS 630 million in the corresponding quarter of 2012, an increase of 46.7%.  The increase in free cash flow was due to increased income from the sale of real estate and copper together with stabilization of lower levels of capital expenditures compared with the previous five years during which Bezeq completed the NGN and submarine cable projects.

Net financial debt of the Bezeq Group was NIS 7.93 billion ($ 2.2 billion) at June 30, 2013 compared with NIS 7.90 billion as of June 30, 2012.

Bezeq Group Dividend Announcement
In accordance with the Bezeq Group dividend policy, its Board of Directors recommended the distribution of 100% of profits for the first half of 2013 as a cash dividend to shareholders of NIS 969 million ($268 million). Together with the aforementioned semi-annual dividend, the Bezeq Group will make the sixth and final payment of the special dividend of NIS 500 million ($138 million). The total dividend to be distributed will be NIS 1.469 billion ($406 million) (approximately NIS 0.54 per share).  The semi-annual dividend, which is subject to shareholder approval, would be payable together with the special dividend on September 15, 2013.  The ex-dividend date is September 3, 2013.

Notes:

A.
Convenience Translation to Dollars: For the convenience of the reader, certain of the reported NIS figures of June 30, 2013 have been presented in millions of U.S. dollars, translated at the representative rate of exchange as of June 30, 2013 (NIS 3.618 = U.S. Dollar 1.00). The U.S. dollar ($) amounts presented should not be construed as representing amounts receivable or payable in U.S. dollars or convertible into U.S. dollars, unless otherwise indicated.

B.
Use of non-IFRS Measurements: We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. We believe these non-IFRS financial measures provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

EBITDA is a non-IFRS financial measure generally defined as earnings before interest, taxes, depreciation and amortization. The Bezeq Group defines EBITDA as net income before financial income (expenses), net, impairment and other charges, expenses recorded for stock compensation in accordance with IFRS 2, income tax expenses and depreciation and amortization. We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Reconciliation between the Bezeq Group’s results on an IFRS and non-IFRS basis is provided in a table immediately following the Company's consolidated results. Non-IFRS financial measures consist of IFRS financial measures adjusted to exclude amortization of acquired intangible assets, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of the Bezeq Group’s performance exclusive of non-cash charges and other items that are considered by management to be outside of its core operating results. The Bezeq Group’s non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com
www.bcommunications.co.il
www.ir.bezeq.co.il

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30	June 30	June 30	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Assets
Cash and cash equivalents	778	215	639	764
Investments, including derivative financial
instruments	2,265	626	1,312	1,655
Trade receivables, net	2,863	791	3,116	2,927
Other receivables	337	93	345	329
Inventory	142	39	206	123
Assets classified as held-for-sale	241	67	172	164

Total current assets	6,626	1,831	5,790	5,962

Investments, including derivative financial
instruments	89	25	95	90
Long-term trade and other receivables	817	227	1,324	1,074
Property, plant and equipment	6,626	1,831	6,966	6,911
Intangible assets	6,937	1,917	7,487	7,252
Deferred and other expenses	394	108	409	384
Investment in equity-accounted investee
(mainly loans)	1,015	281	1,019	1,005
Deferred tax assets	66	18	*172	*128

Total non-current assets	15,944	4,407	17,472	16,844

Total assets	22,570	6,238	23,262	22,806

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at (cont’d)

 (In millions)

		Convenience
		translation into
		U.S. dollars
		(Note A)
	June 30	June 30	June 30	December 31
	2013	2013	2012	2012
	NIS	US$	NIS	NIS
Liabilities
Short-term bank credit, current maturities
of long-term liabilities and debentures	1,621	448	1,185	1,707
Trade payables	686	190	901	793
Other payables, including derivative
financial instruments	707	196	743	746
Dividend payable	339	94	669	669
Current tax liabilities	732	202	572	588
Provisions	124	34	174	145
Employee benefits	273	75	*318	*251
Total current liabilities	4,482	1,239	4,562	4,899

Debentures	6,327	1,747	6,117	5,913
Bank loans	6,227	1,721	6,515	6,422
Loans from institutions and others	542	150	545	540
Dividend payable	-	-	322	-
Employee benefits	256	71	*246	*260
Other liabilities	86	24	83	67
Provisions	67	19	70	66
Deferred tax liabilities	1,055	292	1,210	1,159
Total non-current liabilities	14,560	4,024	15,108	14,427

Total liabilities	19,042	5,263	19,670	19,326

Equity
Total equity attributable to equity holders
of the Company	(62)	(17)	*(125)	*(92)
Non-controlling interests	3,590	992	*3,717	*3,572

Total equity	3,528	975	3,592	3,480

Total liabilities and equity	22,570	6,238	23,262	22,806

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Internet Gold – Golden Lines Ltd.

Condensed Consolidated Statements of Income for the

(In millions, except per share data)

	Six months period ended			Three months period ended			Year ended
	June 30			June 30			December 31
		Convenience			Convenience
		translation			translation
		into			into
		U.S. dollars			U.S. dollars
	2013	2013	2012	2013	2013	2012	2012
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	4,756	1,315	5,335	2,351	650	2,595	10,278

Cost and expenses
Depreciation and amortization	1,008	279	1,510	516	143	785	2,367
Salaries	971	268	1,018	470	130	506	*1,980
General and operating expenses	1,720	475	2,052	831	230	969	3,997
Other operating (income)
expenses, net	(29)	(8)	33	12	3	33	(1)

	3,670	1,014	4,613	1,829	506	2,293	8,343

Operating income	1,086	301	722	522	144	302	1,935

Financing expenses, net	173	48	220	97	27	203	*415

Income after financing
expenses, net	913	253	502	425	117	99	1,520

Share in losses of
equity-accounted investee	107	30	141	67	18	83	245

Income before income tax	806	223	361	358	99	16	1,275

Income tax	279	77	204	126	35	67	*556

Net income (loss) for the period	527	146	157	232	64	(51)	719

Income (loss) attributable to:
Owners of the Company	45	13	(82)	8	2	(95)	*(37)
Non-controlling interests	482	133	239	224	62	44	*756

Net income (loss) for the period	527	146	157	232	64	(51)	719

Earnings per share

Net income (loss), basic	2.32	0.64	(4.28)	0.34	0.09	(4.98)	(1.97)

Net income (loss), diluted	2.31	0.64	(4.30)	0.34	0.09	(4.98)	(2.01)

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Internet Gold – Golden Lines Ltd.
Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s operating income to EBITDA:

In millions

	Three months period ended
	June 30
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2013	2013	2012
	NIS	US$	NIS

Operating income	744	206	746
Depreciation and amortization	326	90	358

EBITDA	1,070	296	1,104

*   Restated following the retrospective application of the amendment to IAS 19, Employee Benefits.

Fee Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

In millions

	Three months period ended
	June 30
		Convenience
		translation
		into
		U.S. dollars
		(Note A)
	2013	2013	2012
	NIS	US$	NIS

Cash flow from operating activities	1,102	305	990
Purchase of property, plant and equipment	(252)	(70)	(315)
Investment in intangible assets and deferred expenses	(49)	(14)	(67)
Proceeds from the sale of property, plant and equipment	123	34	22

Free cash flow	924	255	630